UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                 (Amendment No. _____)*


        Dupont Direct Financial Holdings, Incorporated
------------------------------------------------------------
                     (Name of Issuer)

            Common Stock, Par Value $0.01 per share
------------------------------------------------------------
              (Title of Class of Securities)

                       266 13P 108
------------------------------------------------------------
                      (CUSIP Number)

                    David W. Parsons
                     Wavecount, Inc.
                42 Broadway, Suite 1101
                New York, New York 10004
                    (877) 348-4800
------------------------------------------------------------
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                     May 17, 2000
------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  266 13P 108          13D        Page 2 of 6 Pages

1     NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      (ENTITIES ONLY)

      Wavecount, Inc.
-----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) ___     (b) x
-----------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
-----------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
-----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-----------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF          5,830,000
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           0
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        5,830,000
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     5,830,000
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                             --
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.2%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------

Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Dupont Common Stock"), of Dupont Direct Financial Holdings, Incorporated ("Dupont"), located at 42 Broadway, Suite 1100-26, New York, New York 10004.

Item 2.     Identity and Background

     This statement is being filed by Wavecount, Inc., a Delaware corporation ("Wavecount"). The principal executive offices of Wavecount are located at 42 Broadway, Suite 1100-26, New York, New York 10004. Wavecount is a financial services holding company.

     Information regarding each of the directors and executive officers of Wavecount is set forth on Schedule I attached hereto. Each of such persons is a citizen of the United States.

     During the last five years, neither Wavecount nor, to the best of Wavecount's knowledge, any of the individuals listed in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     Wavecount acquired all of its shares of the Dupont Common Stock in connection with a reorganization of Dupont effected on May 17, 2000 (the "Reorganization"). In the Reorganization, Wavecount was issued 5,830,000 shares of Dupont Common Stock in exchange for substantially all of the operating assets and certain investment assets of Wavecount. The operating assets included: (i) 100% of the outstanding capital stock of Dupont Securities Group, Inc., a registered broker-dealer; (ii) 100% of the outstanding capital stock of Wavecount Futures, Inc., an introducing futures broker; (iii) 100% of the outstanding capital stock of Wavecount Asset Management, LLC, an investment manager; and (iv) a 49% equity interest in Native American Financial Services Company. The non-operating assets were: (i) 300,000 shares of the common stock of King's Road Entertainment, Inc.; (ii) 250,000 shares of the common stock of Chariot International Holdings, Inc.; and (iii) 250,000 shares of the common stock Immediate Entertainment Group, Inc.

Item 4.     Purpose of Transaction

     Wavecount acquired all of its shares of Dupont Common Stock in the Reorganization. Wavecount does not have any current plans to engage in any other transactions involving Dupont or Dupont's securities. Wavecount may, however, depending on market conditions and other factors, purchase additional shares of Dupont Common Stock or dispose of shares of Dupont Common Stock.

     Except as noted above,  neither  Wavecount nor any of the persons listed in
Schedule I has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Dupont, or the disposition of securities of Dupont;


                             3 of 6

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving Dupont or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Dupont or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of Dupont, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of Dupont;

     (f) any other material change in Dupont's business or corporate structure;

     (g) changes in Dupont's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dupont by any person;

     (h) causing a class of securities of Dupont to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  a  class  of  equity   securities  of  Dupont  becoming  eligible  for
termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


                             4 of 6

Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Dupont Common Stock beneficially owned by Wavecount is 5,830,000 shares, representing approximately 80.2% of the outstanding shares of Dupont Common Stock. Dupont has sole voting and dispositive power over all of such shares.

         While none of the individuals identified in Schedule I directly beneficially owns any shares of Dupont Common Stock, each such individual may, by virtue of his position with Wavecount, be deemed to indirectly beneficially own the shares of Dupont Common Stock beneficially owned by Wavecount.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

    Other  than  pursuant  to  the  Reorganization,   there  are  no  contracts,
arrangements, understandings or relationships (legal or otherwise) between Wavecount or any of the individuals listed in Schedule I and any person with respect to any securities of Dupont, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of common stock beneficially owned by Wavecount are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.     Material to be Filed as Exhibits

     None.




                                     5 of 6

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                WAVECOUNT, INC.

Date: 08/29/00                  By:  /s/ Randy M. Strausberg
      --------------                 -------------------------------
                                     Name:  Randy M. Strausberg
                                     Title: President

                                                                      Exhibit I



             Information Regarding Directors and Executive Officers
                                  of Wavecount
             -------------------------------------------------------



         Set forth in the table below is the name of each director and executive officer of Wavecount, his position with Wavecount and any employment positions with entities other than Wavecount. The address of each person listed below is c/o Wavecount, Inc., 42 Broadway, Suite 1100-26, New York, New York 10004.


                                                                                Positions with entities
Name                                    Position with Wavecount                 other than Wavecount
-------------------                     -----------------------                 -----------------------
Steven A. Muchnikoff                    Director                                Director and Chief Operating
                                                                                Officer, Dupont Direct
                                                                                Financial Holdings, Inc.;
                                                                                Manager, Fixed Income, Dupont
                                                                                Securities Group, Inc.
Randy M. Strausberg                     Director and President                  Director and President, Dupont
                                                                                Direct Financial Holdings,
                                                                                Inc.; Director, Chief
                                                                                Financial Officer and
                                                                                Secretary, Dupont Securities
                                                                                Group, Inc.
David W. Parsons                        Director and General Counsel            Director and General Counsel,
                                                                                Dupont Direct Financial
                                                                                Holdings, Inc.; Director,
                                                                                President and General Counsel,
                                                                                Dupont Securities Group, Inc.
Lewis Goldman                           Director                                Director, Treasurer and
                                                                                Assistant Secretary, Dupont
                                                                                Direct Financial Holdings,
                                                                                Inc.; Manager of Derivative
                                                                                Products, Dupont Securities
                                                                                Group, Inc.
Marc Greenspan                          Director                                Senior Managing Director and
                                                                                Manager of Government
                                                                                Products, Dupont Securities
                                                                                Group, Inc.
